

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 16, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Bruce Wasserstein
Chairman and Chief Executive Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended September 30, 2008
Lazard Ltd and Lazard Group LLC
File Nos. 001-32492 and 333-126751

Dear Mr. Wasserstein:

We have reviewed your response letter dated January 6, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>LAZARD LTD</u>
<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Management, page 53

2. Please revise your table of changes in Assets Under Management for both interim and annual periods to differentiate your net flows into inflows and outflows. Your tabular presentation could be enhanced if it was also accompanied by a discussion of the factors which contributed to these fluctuations.

Liquidity and Capital Resources, page 58

3. We note your response to comment 4 from our letter dated November 24, 2008. As previously requested, please show us in your supplemental response how you will revise your future filings to provide additional details regarding your compliance with the financial covenants associated with your Credit Facility.

Consolidated Financial Statements

Note 5 – Investments – at Fair Value, page 95

4. We note your response to comment 7 from our letter dated November 24, 2008. Please show us in your supplemental response how you intend to revise your future filings to provide additional MD&A disclosures regarding the types of debt, equities, and other investments that you personally hold, the sectors that these investments are in, changes in balances between balance sheet dates, and how changes in debt, equities, and other investments impacted your operating results. You could use information available as of and for the year ended December 31, 2007 as an example of how you intend to revise your disclosures in future filings.

LAZARD LTD
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Consolidated Financial Statements

Note 4 – Receivables – Net, Page 10

5. We note your response to comment 18 from our letter dated November 24, 2008. As previously requested, please show us how you will revise your future interim and annual filings to include an expanded description of your accounting policy for estimating the allowance for doubtful accounts. Consider quantifying the amount of receivables deemed past due or delinquent by management as of each period ended.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Management, page 49

6. We note your response to comment 23 from our letter dated November 24, 2008 and your risk factor disclosure on pages 18 and 19 of your Form 10-K for the year ended December 31, 2007. However, it is still unclear to us whether your investors are required to give you any advance notice prior to redemption and if so, the extent of notice required. Please show us how you will revise your future filings to disclose this information. Please also supplementally tell us and revise your filings to quantify the extent of any significant declines in Assets Under Management since September 30, 2008 and the portion of the decline that was attributable to performance as opposed to redemptions. As previously requested, please tell us which investment categories were most significantly impacted by significant declines in Assets Under Management after September 30, 2008 or tell us if you experienced no significant declines in Assets Under Management.

Valuation of Investments, page 59

7. We read your response to comment 24 from our letter dated November 24, 2008. We asked for you to consider explaining further details about the manner in which you value your investments. Please show us in your next supplemental response how you intend to revise your filing to address each of the items noted below or explain why you believe further disclosure is not warranted in light of your specific facts and circumstances and the current economic environment. Please tell us how you considered revising your filing to include the following:

- The amount of assets you valued using broker quotes, along with the classification in the fair value hierarchy;
- The number or quote or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

LAZARD GROUP LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

8. Where a comment issued to Lazard Ltd above also affects Lazard Group LLC, please indicate such in your response and provide the requested information specific to Lazard Group LLC. Where we have requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like for Lazard Group LLC, separate from Lazard Ltd.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief